October 28, 2024

Jison Lim
Director and Chairman
Ten-League International Holdings Ltd
7 Tuas Avenue 2
Singapore 639447

       Re: Ten-League International Holdings Ltd
           Amendment No. 8 to Registration Statement on Form F-1
           Filed October 25, 2024
           File No. 333-275240
Dear Jison Lim:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 24, 2024 letter.

Amendment No. 8 to Registration Statement on Form F-1, Filed October 25, 2024 Exhibits

1.     We note counsel's opinion that the statements under the caption
Material Tax
       Considerations    in the prospectus forming part of the Registration
Statement, to the
       extent that they constitute statements of Cayman Islands law, are accurate in all material respects. This statement fails to identify the specific tax issue on which counsel is opining. Please have counsel revise to opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. Refer to
       Section III.C.2. of Staff Legal Bulletin No. 19 (CF) located at our web-site.
 October 28, 2024
Page 2

        Please contact Nasreen Mohammed at 202-551-3773 or Lyn Shenk at 202-551-3380
if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-
3264 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Louise L. Liu